[ING GROUP LOGO]
CORPORATE CONTROL & FINANCE
Hans H. van Barneveld
General Manager



Mr. Jim B. Rosenberg,
Senior Assistant Chief Accountant,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C.  20549.

November 14, 2006



SUBJECT

ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-14642)

By EDGAR, "CORRESP" Designation
-------------------------------

Dear Mr. Rosenberg,

We are writing in response to the comments contained in the September 27, 2006 letter from the Staff ("Staff") of the Securities and Exchange Commission ("Commission") relating to the Form 20-F for the fiscal year ended December 31, 2005 ("2005 Form 20-F") filed March 28, 2006 and certain documents incorporated therein by reference of ING Groep N.V. ("Company").

We appreciate the Staff's careful review of our 2005 Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff's comments. In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.

For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All responses are designated with the letter "R" below the comment number.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------

GENERAL
-------

1. WE NOTE FROM PUBLIC SOURCES AND YOUR WEBSITE THAT YOU MAY HAVE OPERATIONS IN, OR SALES INTO, CUBA, IRAN AND SYRIA, COUNTRIES IDENTIFIED AS

     STATE SPONSORS OF TERRORISM BY THE U.S. STATE DEPARTMENT AND SUBJECT TO SANCTIONS ADMINISTERED BY THE U.S. COMMERCE DEPARTMENT'S BUREAU OF INDUSTRY AND SECURITY AND THE U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL. WE NOTE THAT THE FORM 20-F DOES NOT CONTAIN ANY INFORMATION RELATING TO OPERATIONS IN, OR TIES TO, CUBA, IRAN OR SYRIA. PLEASE DESCRIBE YOUR OPERATIONS IN, AND TIES TO, THESE COUNTRIES, IF ANY, AND DISCUSS THEIR MATERIALITY TO YOU IN LIGHT OF THEIR STATUS AS STATE SPONSORS OF TERRORISM. PLEASE ALSO DISCUSS WHETHER THE OPERATIONS, EITHER INDIVIDUALLY OR IN THE AGGREGATE, CONSTITUTE A MATERIAL INVESTMENT RISK TO YOUR SECURITY HOLDERS. YOUR RESPONSE SHOULD DESCRIBE YOUR CURRENT, PAST AND ANTICIPATED OPERATIONS IN, AND CONTACTS WITH, CUBA, IRAN AND SYRIA, INCLUDING THROUGH SUBSIDIARIES, AFFILIATES, REPRESENTATIVE OFFICES, JOINT VENTURES AND OTHER DIRECT AND INDIRECT ARRANGEMENTS.

     YOUR MATERIALITY ANALYSIS SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE APPROXIMATE DOLLAR AMOUNT OF REVENUES, ASSETS AND LIABILITIES ASSOCIATED WITH CUBA, IRAN AND SYRIA. PLEASE ALSO ADDRESS MATERIALITY IN TERMS OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. IN THIS REGARD, WE NOTE THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION REQUIRING THEIR STATE RETIREMENT SYSTEMS TO PREPARE REPORTS REGARDING STATE PENSION FUND ASSETS INVESTED IN, AND/OR PERMITTING DIVESTMENT OF STATE PENSION FUND ASSETS FROM, COMPANIES THAT DO BUSINESS WITH COUNTRIES IDENTIFIED AS STATE SPONSORS OF TERRORISM. THE PENNSYLVANIA LEGISLATURE HAS ADOPTED A RESOLUTION DIRECTING ITS LEGISLATIVE BUDGET AND FINANCE COMMITTEE TO REPORT ANNUALLY TO THE GENERAL ASSEMBLY REGARDING STATE FUNDS INVESTED IN COMPANIES THAT HAVE TIES TO TERRORIST-SPONSORING COUNTRIES. THE MISSOURI INVESTMENT TRUST HAS ESTABLISHED AN EQUITY FUND FOR THE INVESTMENT OF CERTAIN STATE-HELD MONIES THAT SCREENS OUT STOCKS OF COMPANIES THAT DO BUSINESS WITH U.S.-DESIGNATED STATE SPONSORS OF TERRORISM. FLORIDA REQUIRES ISSUERS TO DISCLOSE IN THEIR PROSPECTUSES ANY BUSINESS CONTACTS WITH CUBA OR PERSONS LOCATED IN CUBA. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARD COMPANIES OPERATING IN CUBA, IRAN AND SYRIA.

     PLEASE ALSO ADDRESS THE IMPACT OF YOUR REGULATORY COMPLIANCE PROGRAMS, SUCH AS PROGRAMS DESIGNED TO PREVENT TERRORISM FUNDING, WHICH COVER OPERATIONS AND CONTACTS ASSOCIATED WITH THESE COUNTRIES, AND ANY INTERNAL RISK ASSESSMENT UNDERTAKEN IN CONNECTION WITH BUSINESS IN THOSE COUNTRIES.

R: As discussed with the Staff, we are in the process of gathering the information for the response to this Comment no. 1, and we will let the Staff know when we anticipate being in a position to submit a response.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
----------------------------------------------------

GROUP OVERVIEW
--------------

CAPITAL RATIOS, PAGE 34
-----------------------

2. It appears that your debt/equity ratio is a non-GAAP financial measure since it excludes unrealized gains on fixed-interest investments and includes hybrid capital, and you have not provided the requisite disclosures under Item 10(e) of Regulation S-K. Please provide to us in disclosure-type format your proposed non-GAAP financial measure disclosure so we may evaluate the merit of including this non-GAAP financial measure. In your disclosure please also address why you excluded only unrealized gains and not unrealized losses and clarify what is included in hybrid capital.

R: The Company acknowledges that the debt/equity ratio is a non-GAAP financial measure as it excludes unrealized gains on fixed interest investments and includes hybrid capital. "Unrealized gains on fixed-interest investments" refers to the net unrealized gains and therefore includes both unrealized gains and unrealized losses on fixed interest investments.

     In addition to disclosing the debt/equity ratio in accordance with GAAP and without the adjustments described above, the Company intends to include disclosure substantially similar to the following in its future filings, in accordance with Item 10(e) of Regulation S-K.

          "ING calculates certain capital ratios on the basis of adjusted capital. Adjusted capital differs from shareholders' equity in the consolidated balance sheet. The main differences are that adjusted capital excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. ING considers adjusted capital a more useful measure for capital ratios than shareholders' equity presented in the balance sheet because adjusted capital corresponds with capital used by regulatory authorities for solvency purposes. ING therefore uses adjusted capital internally for capital management purposes. Adjusted capital is reconciled to shareholders' equity as follows:

          Shareholders' equity                                              X
          Group hybrid capital                                              X
          Revaluation reserves debt securities and other                  (X)
          Adjusted capital                                                  X

          "Group hybrid capital" comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier-1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.

          "Revaluation reserves debt securities and other" includes unrealized gains and losses on available-for-sale debt securities (EUR ...), the cash flow hedge reserve (EUR ...) and capitalized goodwill (EUR...)."

SEGMENT REPORTING
-----------------

INSURANCE ASIA/PACIFIC
----------------------

INCOME, PAGE 45
---------------

3. PLEASE QUANTIFY FOR US EACH ITEM NOTED IN YOUR DISCUSSION OF COMMISSION AND OTHER INCOME THAT CAUSED THE CHANGE FROM A GAIN IN 2004 TO A LOSS IN 2005. ALSO TO THE EXTENT APPLICABLE, PLEASE QUANTIFY EACH FACTOR THAT CAUSED AN INCREASE OR DECREASE FROM PERIOD TO PERIOD IN YOUR RESULTS OF OPERATIONS DISCUSSIONS FOR ALL YOUR SEGMENTS.

R: A quantification of each item that caused the change from a gain in 2004 to a loss in 2005 in commission and other income is set forth below. As discussed with the Staff, we will consider quantifying these and other factors impacting our results of operations in our 2006 Form 20-F in light of their materiality.

     INCREASE IN COMMISSION INCOME (EUR 147 MILLION GAIN). As discussed in more detail on page F-11 of the 2005 Form 20-F under "Insurance provisions", contracts that do not contain significant insurance risk are presented as investment contracts under IFRS-EU. These contracts were reclassified from life insurance to investment contracts as of January 1, 2005 with a corresponding reclassification in the income statement presentation. In addition, fee income on wealth management products in Australia increased as a result of growth in assets under management. As a result, commission income increased from 2004 (IFRS-EU excluding IFRS 4) to 2005 (IFRS-EU including IFRS 4) by EUR 147 million. EUR 139 million of this amount relates to the Company's life business in Australia.

     VALUATION RESULTS FROM NON-TRADING DERIVATIVES (EUR 286 MILLION LOSS). In 2005, as a result of the implementation of IAS 39, other income includes the impact of fair value changes on derivatives that do not qualify for hedge accounting under IFRS-EU. As discussed on page F-11 of the 2005 Form 20-F under "Derivatives", the non-trading derivatives used for risk management purposes were generally valued at cost under IFRS-EU excluding IAS 39 (as applied in 2004). The loss in 2005 partially relates to derivatives that are used by the Company's life business in Japan to hedge minimum-benefit guarantees on single-premium variable annuities (loss of EUR 130 million), although these were largely offset by the value of the guarantees reported in underwriting expenses. The decreases in fair value are the result of strong growth of the equity markets in Japan in 2005. In addition, the Company's life business in Korea and Japan recognized a loss of EUR 89 million and EUR 67 million respectively on non-trading derivatives that are used to hedge foreign currency denominated bonds.

     RESULTS FROM FOREIGN EXCHANGE TRANSACTIONS (EUR 88 MILLION GAIN). The decline resulting from fair value changes from non-trading derivatives described above is partially offset by the foreign currency translation gain resulting from foreign currency denominated bonds. This translation gain occurred largely as a result of the weakening of the functional currency of the Company's business in Korea and Taiwan against the U.S. dollar.

     OTHER INCOME (EUR 38 MILLION LOSS). Other income decreased by EUR 38 million as a result of several minor changes, which both individually and in aggregate had no significant effect on total income.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

TOTAL TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS, PAGE 57
------------------------------------------------------------

4. TO PROVIDE THE READER OF YOUR FINANCIAL STATEMENTS THE MOST MEANINGFUL INFORMATION, WE BELIEVE THAT YOUR INSURANCE LIABILITIES, IN PARTICULAR RESERVES FOR YOUR LIFE INSURANCE BUSINESS SHOULD BE PRESENTED ON AN UNDISCOUNTED BASIS IN THE TABLE OF CONTRACTUAL OBLIGATIONS. PLEASE PROVIDE US, IN DISCLOSURE-TYPE FORMAT, A REVISED CONTRACTUAL OBLIGATIONS TABLE WITH THESE CHANGES. IN ADDITION, PLEASE TELL US HOW YOU ALLOCATED INSURANCE AND INVESTMENT CONTRACTS THAT YOU CLASSIFIED AS "MATURITY NOT APPLICABLE" ON PAGE F-62 IN YOUR TABLE OF CONTRACTUAL OBLIGATIONS AND HOW YOU DETERMINED THE APPROPRIATE PAYMENT PERIOD FOR THESE LIABILITIES.

R: The settlement of insurance liabilities is inherently uncertain. These obligations include claims payable on death claims, survival or other insurable events. The timing of such payments depends on such factors as the mortality and persistency in the portfolio and the occurrence of insurable loss events. In response to the Staff's comments on the Company's Annual Report on Form 20-F for 2003, the Company agreed to include the "expected settlement of the insurance provisions" in the contractual maturities table. The Company has done so in its Annual Report on Form 20-F for 2004 ("2004 Form 20-F") and the 2005 Form 20-F. The expected settlement of the insurance provisions is a disclosure that reconciles to the insurance provisions in the balance sheet and, therefore, is presented on a discounted basis.

     Insurance liability amounts for which the "maturity date" is classified as "maturity not applicable" on page F-62 of the 2005 Form 20-F generally relate to contracts for which the Company is currently not making payments and the determination of these payments is not reasonably fixed and determinable. For the purpose of presenting the "payment due by period" date on page 57 of the 2005 Form 20-F, these amounts were all allocated to the "More than 5 years" category which reflects the Company's best estimate of the expected payment date.

     The Company has noted the Staff's comment that it considers presentation on an undiscounted basis more meaningful. The Company notes, however, that such information is not used internally and is therefore not readily available in disclosure-type format for the year ended December 31, 2005. However, the Company intends to include such disclosure in future filings.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK
---------------------------------------------------------------

MARKET RISK - ING INSURANCE
---------------------------

ALM RISK - INTEREST RATE RISK, PAGE 93
--------------------------------------

5. PLEASE CLARIFY WHY THERE IS A SIGNIFICANTLY SMALLER IMPACT ON NET PROFIT IN 2005 FOR A 1% INCREASE IN INTEREST RATES VERSUS A 1% DECREASE IN INTEREST RATES. PLEASE ALSO CLARIFY WHY THERE IS A SIGNIFICANTLY LARGER IMPACT ON SHAREHOLDERS' EQUITY IN 2005 FOR A 1% INCREASE IN INTEREST RATES VERSUS A 1% DECREASE IN INTEREST RATES.

R: The Company confirms that there is a significantly smaller impact on net profit in 2005 for a 1% increase in interest rates versus a 1% decrease in interest rates for its insurance operations. This asymmetric impact is mainly due to the impact in the Taiwan operations. If interest rates were to decrease by 1% in Taiwan, the Company would need to significantly increase its reserves related to certain insurance contracts as a result of the Company's reserve adequacy policy. This has been disclosed on page F-117 of the 2005 Form 20-F in the following paragraph:

     "The net profit impact related to a 1% change in current interest rates is asymmetric due to the need to increase reserves for ING's businesses in Taiwan if interest rates were 1% lower, including a 1% shift of the long term interest rate assumption from 5.75% to 4.75%. The IFRS-EU profit impact on Taiwan of 1% lower interest rates at 31 December 2005 is EUR 1.7 billion. This is the amount necessary to bring reserves to a best estimate (50%) level in this sensitivity. There is not a corresponding benefit for rising interest rates in 2005 since the additional profit from a rising interest rate scenario is not recognized in profit through unlocking of reserves."

     The impact on shareholders' equity is also asymmetric for the same reason, as the impact on equity is presented including profit attribution. The Company undertakes to include in its future filings, when relevant, a cross-reference to the description contained in its financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP, PAGE F-5
-----------------------------------------------------------

6. FOR INSURANCE CONTRACTS WHERE THE POLICYHOLDERS CARRY THE INVESTMENT RISK, PLEASE EXPLAIN TO US WHY IT APPEARS THAT YOU INCLUDE THE RELATED CASH IN-FLOWS AND CASH OUT-FLOWS IN YOUR CASH FLOWS FROM OPERATIONS INSTEAD OF CASH FLOWS FROM FINANCING ACTIVITIES. PLEASE ALSO TELL US WHY YOU INCLUDE DEPOSITS FROM REINSURERS AS A FINANCING ACTIVITY INSTEAD OF CASH FLOW FROM OPERATIONS.

R: Part of the Company's principal revenue producing activities is entering into insurance contracts where the policyholders carry the investment risk. The Company notes that cash flows related to insurance contracts where the policyholder bears the investment risk mainly relate to premiums received and benefits paid. In accordance with paragraph 14 of IAS 7, all cash flows that are primarily derived from principal revenue producing activities should be classified as cash flows from operating activities. Paragraph 14 of IAS 7 specifically requires that cash receipts and cash payments of an insurance entity for premiums and claims, annuities and other policy benefits are presented under cash flows from operating activities. Therefore, the Company has presented the cash flows on these contracts consistently under cash flows from operating activities. This is consistent with the presentation of premium income and benefit expenses on such insurance contracts as components of operating income.

     Deposits by reinsurers represent amounts deposited with the Company by reinsurers in support of various commitments by the reinsurers to the Company, and are therefore long term funds available to the Company. Cash flows in relation to these deposits (EUR 93 million for 2005) are presented as cash flows from financing activities, since the cash flows have no direct relation to reinsurance premiums and recoveries (which are presented under cash flows from operating activities). The Company notes that there is no specific guidance in IFRS on the presentation of cash flows from reinsurance deposits. Since the Company has always presented cash flows from reinsurance deposits under cash flows from financing activities, the

     Company has continued this practice under IFRS as the Company is of the opinion that this presentation best reflects the long term availability to the Company of cash from reinsurance deposits.

2.1. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------

2.1.1 ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ING GROUP
-----------------------------------------------------------------------------

DIFFERENCES BETWEEN DUTCH GAAP AND IFRS EXCLUDING IAS 32/39 AND IFRS 4
----------------------------------------------------------------------

INSURANCE PROVISIONS, PAGE F-10
-------------------------------

7. PLEASE CLARIFY FOR US WHAT THE DIFFERENCES ARE BETWEEN DUTCH GAAP AND IFRS SINCE YOU DO NOT CLARIFY WHAT THE DIFFERENCES ARE THAT WOULD BE AMORTIZED OVER THE LIFE OF POLICIES IN RELATION TO THE EMERGENCE OF ESTIMATED GROSS PROFITS.

R: The caption "Insurance provisions" in the reconciliation of group equity and net profit from Dutch GAAP to IFRS-EU on page F-9 of the 2005 Form 20-F reflects the impact of all changes in accounting principles for insurance contracts, including both insurance liabilities and deferred acquisition costs (DAC). For certain insurance contracts, the Company capitalizes DAC and amortizes DAC over the lives of the contracts in relation to the emergence of estimated gross profits (both under Dutch GAAP and under IFRS-EU). The estimated gross profits that are used in determining the amortization of DAC on these contracts on an IFRS-EU basis differ from the estimated gross profits used in Dutch GAAP. The difference in estimated gross profits between Dutch GAAP and IFRS-EU (excluding IAS 32-39 and IFRS
     4) was primarily due to the change in contract administration costs resulting from the differences between Dutch GAAP and IFRS for employee benefits, as discussed on page F-10 of the 2005 Form 20-F. This change in estimated gross profits resulted in a change in the amortization of DAC. The impact of this change as at 1 January 2005 is reflected under the caption "Insurance provisions".

CRITICAL ACCOUNTING POLICIES, PAGE F-14
---------------------------------------

8. YOU HAVE CROSS REFERENCED TO THIS DISCLOSURE FROM ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS. WE BELIEVE YOUR DISCLOSURE IN ITEM 5 ABOUT CRITICAL ACCOUNTING POLICIES COULD BE IMPROVED TO PROVIDE INVESTORS WITH A BETTER UNDERSTANDING OF THE UNCERTAINTIES IN APPLYING CRITICAL ACCOUNTING ESTIMATES AND THE LIKELIHOOD THAT MATERIALLY DIFFERENT AMOUNTS COULD BE REPORTED UNDER DIFFERENT CONDITIONS OR ASSUMPTIONS. FOR ALL CRITICAL ACCOUNTING ESTIMATES IN WHICH A REASONABLY LIKELY CHANGE COULD

     HAVE A MATERIAL IMPACT ON YOUR FINANCIAL RESULTS, PLEASE PROVIDE TO US IN A DISCLOSURE-TYPE FORMAT, EXPANDED DISCLOSURE THAT DISCUSSES THE AMOUNT OF THE CHANGE IN THESE ESTIMATES FOR EACH PERIOD PRESENTED, THE UNCERTAINTIES SURROUNDING THESE ESTIMATES, AND THE IMPACT THAT THIS VARIABILITY COULD HAVE ON YOUR REPORTED RESULTS, FINANCIAL CONDITION AND LIQUIDITY. PLEASE REFER TO SEC RELEASE NO. 33-8350.

R: The Company has disclosed the accounting policies that it considers critical under "Critical accounting policies" on page F-14 of the 2005 Form 20-F. The Company has disclosed in this section why it considers those accounting principles to be critical and whether the use of different assumptions could produce materially different amounts. These disclosures are generally qualitative in nature. The Company recognizes that it is useful to provide quantitative disclosures on those critical accounting estimates where a reasonably likely change in assumptions could have a material impact on financial results. The Company is of the opinion that it meets such quantitative disclosures as follows:

     Insurance provisions, deferred acquisition costs and value of business acquired
     Significant assumptions for which a reasonably likely change could have a material impact on financial results include interest rates, mortality, morbidity, property and casualty (P&C) claims, investment yields on equity and real estate, foreign currency exchange rates and reserve adequacy assumptions. The sensitivity of the Company's financial results to these conditions and assumptions is disclosed in quantitative and qualitative terms in the Risk Management section on pages F-114 to F-120 of the 2005 Form 20-F. In order to clarify the relation between the disclosure of critical accounting policies and the sensitivity to conditions and assumptions, the Company will include a cross reference in its future filings.

     Provision for loan losses
     The Company has disclosed on pages F-15 and F-21 to F-22 of the 2005 Form 20-F that considerable judgment is involved in determining the extent of the loan loss provision and the factors and assumptions involved in the identification of impairment. It has also disclosed that changing these estimates may lead to changes in the provisions for loan losses. A quantitative analysis of the credit risk and concentrations of credit risk is included in the Risk Management section on pages F-103 to F-106 (Bank) and F-120 to F-121 (Insurance) of the 2005 Form 20-F. In terms of quantitative impact on the Company's financial results, the Company notes that the addition to the provision for loan losses represented only 1.2% of its profit before tax in 2005. The Company does not believe that a reasonably likely change in assumptions would result in a materially different equity or net profit.

     Fair value of financial assets and liabilities
     The Company has disclosed on pages F-15 to F-16 and F-19 to F-21 of the 2005 Form 20-F that it uses valuation techniques, when they are used and which factors are considered in these valuation techniques. Furthermore, it has disclosed that models are subjective in nature and significant judgment is applied in establishing fair values. The Company has also explained on page F-16 of the 2005 Form 20-F that the use of different valuation techniques could produce materially different amounts. For its Annual Report on Form 20-F for 2006 the Company undertakes to expand its disclosures on fair value of financial assets and liabilities by disclosing which part of the fair values of financial assets and liabilities is based on published price quotations, valuation techniques supported by market inputs and valuation techniques not supported by market inputs. The third category is the most sensitive to changes in assumptions. The Company intends to include in future disclosure the impact that a reasonable change in assumptions would have on equity and net profit.

     Employee benefits
     The Company has disclosed the method used to calculate its employee benefit provisions. Furthermore, the Company disclosed the most significant actuarial assumptions used in determining its employee benefit provisions on pages F-60 and F-61 of the 2005 Form 20-F (including discount rates, expected rates of salary increases, medical cost trend rates and consumer price inflation).

     Due to the accounting policy under IAS 19 with regard to presenting the impact of changes in actuarial assumptions in a "corridor", changes in assumptions will not directly impact shareholders' equity and current year expenses. The impact on future pension costs will be limited to the amortization of any excess over the 10% corridor over the employees' expected average remaining working lives. Consequently, the Company does not consider it likely that a reasonable change in assumptions would have resulted in a materially different equity or net profit. The Company has disclosed this as follows on page F-16 of the 2005 Form 20-F:

     "Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognized in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets and then the excess is amortized over the employees' expected average remaining working lives."

     In order to improve the presentation, the Company undertakes to include disclosure substantially in the form provided in the attached Appendix A in its future filings.

DERIVATIVES AND HEDGE ACCOUNTING, PAGE F-18
-------------------------------------------

9. YOU DISCLOSE THAT YOU ACCOUNT FOR SOME CREDIT PROTECTION CONTRACTS THAT TAKE THE LEGAL FORM OF DERIVATIVES, SUCH AS CREDIT DEFAULT SWAPS, AS GUARANTEES. PLEASE TELL US WHETHER YOU RECOGNIZED A RECONCILING ITEM BETWEEN THE ACCOUNTING FOR THESE INSTRUMENTS UNDER IFRS AND US GAAP. PLEASE CITE THE ACCOUNTING LITERATURE YOU REFERENCED UNDER IFRS. IN YOUR RESPONSE PLEASE TELL US WHETHER IAS 37 IS APPLICABLE TO THE CREDIT DEFAULT SWAPS, AND IF SO HOW YOU TOOK EXAMPLE 9 INTO CONSIDERATION WHEN DETERMINING HOW TO ACCOUNT FOR THE CREDIT DEFAULT SWAPS UNDER IFRS.

R: The Company accounts for credit protection contracts that take the legal form of a derivative (of which the fair value was EUR 6 million on December 31, 2005) under IAS 39. Certain of these contracts meet the definition of a "financial guarantee" in paragraph 9 of IAS 39 and, therefore, are accounted for as a financial guarantee in accordance with paragraph 47(c) of IAS 39. All other contracts that take the legal form of a derivative but which do not meet the definition of a financial guarantee in paragraph 9 of IAS 39, are accounted for as a derivative.

     Example 9 in IAS 37 illustrates the option provided to the Company in paragraph 2(e) of IAS 39, under which the Company may account for credit protection contracts that meet the definition of a financial guarantee as an insurance contract under IFRS 4 if it "has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts". The Company has not used such an option with respect to any of its credit protection contracts that take the legal form of a derivative.

     The Company has not recognized a reconciling item between the accounting for credit protection contracts under IFRS and US GAAP. Under US GAAP, credit protection contracts must also be analyzed as derivatives or financial guarantees. The criteria under US GAAP are similar to IFRS, but not identical. The Company has reviewed its portfolio of credit protection contracts and has determined that the differences between US GAAP and IFRS do not result in material differences.

DEFERRED ACQUISITION COSTS, PAGE F-25
-------------------------------------

10. TELL US WHY, UNDER IFRS, IT IS APPROPRIATE IN CALCULATING THE DAC ON FLEXIBLE INSURANCE CONTRACTS THAT THE SHORT-TERM AND LONG-TERM SEPARATE ACCOUNT GROWTH RATE ASSUMPTIONS ARE THE SAME.

R: IFRS 4 permits the continuation of accounting policies applied by the Company to its insurance and reinsurance contracts under previous GAAP.

     The Company's previous accounting policy was Dutch GAAP. Under Dutch GAAP, the Company did not use the so-called "reversion to the mean" methodology to calculate DAC amortization on flexible insurance contracts. As a result the short-term and long-term growth rate assumptions are the same, reflecting a combination of near-term expectations and long-term assumptions regarding market performance. The Company continued this methodology to calculate DAC on flexible contracts under IFRS-EU.

INSURANCE, INVESTMENT AND REINSURANCE CONTRACTS
-----------------------------------------------

ADEQUACY TEST, PAGE F-27
------------------------

11. YOU STATE THAT IF PROVISIONS ARE NOT SUFFICIENT AND YOU HAVE OFFSETTING AMOUNTS WITHIN YOUR BUSINESS UNITS THEN YOU CAN TAKE MEASURES TO STRENGTHEN THE PROVISIONS AND IF NO OFFSETTING AMOUNTS EXIST THEN THE SHORTFALL IS IMMEDIATELY RECOGNIZED IN THE PROFIT AND LOSS ACCOUNT. PLEASE TELL US HOW YOUR ACCOUNTING POLICY OF ALLOCATING OFFSETTING AMOUNTS IN OTHER BUSINESS GROUPS TO COMPENSATE FOR SHORTFALLS COMPLIES WITH PARAGRAPHS 15 - 19 OF IFRS 4.

R: In accordance with paragraph 15 of IFRS 4, the Company performs a liability adequacy test. Under the Company's liability adequacy test, all business units test the adequacy of their insurance liabilities both at a best estimate confidence level (50%) and at a prudent confidence level (90%). This liability adequacy test was historically applied by the Company under Dutch GAAP. Paragraph 16 of IFRS 4 allows continuation of the existing liability adequacy test, provided that this test meets certain minimum criteria.

     The Company's liability adequacy test meets the requirements of paragraph 16 of IFRS 4. In accordance with paragraph 18 of IFRS 4, the Company applies the test at the level of aggregation specified in the test. This level is summarized as follows:

     o if an individual business unit's insurance liabilities are inadequate at the best estimate (50%) confidence level, reserves are immediately strengthened;

     o if an individual business unit's insurance liabilities are adequate at the best estimate (50%) confidence level, but not at the prudent (90%) confidence level, the business unit is required to take measures to improve adequacy over a period no longer than the expected life of the policies; and

     o if the aggregation of the results of the reserve adequacy test using a prudent (90%) confidence level for all of the business units within the Group is a shortfall, reserves are immediately strengthened.

2.1.3. NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
-----------------------------------------------------------

6 INVESTMENTS IN ASSOCIATES, PAGE F-36
--------------------------------------

12. YOUR INTEREST HELD IN SEVERAL ASSOCIATES IS LESS THAN 20 PERCENT. IN ACCORDANCE WITH PARAGRAPH 37(C) OF IAS 28, PLEASE TELL US, IN DISCLOSURE-TYPE FORMAT, HOW YOU DETERMINED THAT YOU HAVE SIGNIFICANT INFLUENCE OVER THESE INVESTMENTS AND THEREFORE SHOULD ACCOUNT FOR THESE INTERESTS UNDER THE EQUITY METHOD. IN ADDITION, FOR YOUR INVESTMENT IN ING KOREA PROPERTY INVESTMENTS, IN ACCORDANCE WITH IAS 27, PLEASE TELL US IN DISCLOSURE-TYPE FORMAT HOW YOU DETERMINED THAT YOU DID NOT HAVE SUFFICIENT CONTROL OF THE ENTITY AND SHOULD THEREFORE ACCOUNT FOR THIS INTEREST UNDER THE EQUITY METHOD. PLEASE ALSO TELL US HOW YOU ARE ACCOUNTING FOR THESE INVESTMENTS UNDER US GAAP AND WHETHER YOU RECOGNIZED A RECONCILING DIFFERENCE FOR THE ACCOUNTING OF THESE INTERESTS UNDER IFRS AND US GAAP.

R: The Company's accounting policy with regard to equity accounting for associates is disclosed under "Principles of valuation and determination of results - Investments in associates" on page F-22 of the 2005 Form 20-F as follows:

     "Associates are all entities over which the Group has significant influence, but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting [....]. For interests in investment vehicles, the existence of significant influence is determined taking into account both ING's financial interest for own risk and its role as investment manager."

     The Company confirms that for all associates mentioned on page F-36 of the 2005 Form 20-F in which the interest held is below 20%, it has determined that it has significant influence, based on the combination of ING's financial interest for own risk and its role as investment manager. The Company proposes to include the following additional disclosure in its future filings:

          "For the above associates in which the interest held is below 20%, significant influence exists based on the combination of ING's financial interest for own risk and its role as investment manager."

     ING Korea Property Investments was established in November 2005. From the date of inception, the Company had the intention to reduce its interest to approximately 15%. Although the Company held an interest of 51% as at December 31, 2005, the Company anticipated that this interest would be reduced in early 2006. As at January 31, 2006 this interest had been reduced to 41% and during 2006, the Company`s interest has been further reduced to 15%.

     The Company acknowledges that based on the Company's interest as at December 31, 2005, full consolidation was technically required. However, due to the immaterial impact of full consolidation and the anticipated reduction of its interest in the near future, the Company decided to apply equity accounting and present its interest in ING Korea Property Investments as an investment in associates. Consolidation would not have impacted shareholders' equity and net profit. The impact on total assets and total liabilities of ING Group would have been an increase of approximately EUR 368 million, which represents 0.03% of total assets/liabilities of ING Group.

     Under US GAAP, the Company also applies the equity method of accounting to these investments. A reconciling difference is recognized, however, that represents the underlying differences in shareholders' equity and net income of these investees under IFRS and US GAAP as disclosed in Note 2.4.1 "Valuation and income recognition differences between IFRS-EU and US GAAP - Associates and other equity investments" on page F-136 of the 2005 Form 20-F.

12 GROUP EQUITY
---------------

B WARRANTS, PAGE F-46
---------------------

13.  IT APPEARS YOU ARE ACCOUNTING FOR THE CLASS B WARRANTS AS EQUITY UNDER IAS
     32. PLEASE TELL US YOUR CONSIDERATION OF PARAGRAPHS 14 - 32 OF EITF 00-19 FOR YOUR US GAAP RECONCILIATION IN DETERMINING WHETHER THE WARRANTS SHOULD BE CLASSIFIED AS EQUITY OR AS A LIABILITY.

R: The Company confirms that it accounts for its Class B warrants as equity under IFRS. The Company furthermore confirms that it does not report a reconciling difference between IFRS and US GAAP in this respect. The Company has considered paragraphs 14-32 of EITF 00-19 and concluded that its B warrants should also be classified as equity under US GAAP. This conclusion is based on an analysis that established that the following facts and circumstances apply to the B Warrants:

     o The B warrants permit the Company to settle by delivery of unregistered depository receipts for ordinary shares.

     o The Company has sufficient authorized but unissued depository receipts for ordinary shares available to settle its obligations concerning the B warrants.

     o The B warrants contain an explicit limit on the number of depository receipts for ordinary shares to be delivered.

     o There are no required cash payments to the B warrant holders in the event the Company fails to make timely filings with the SEC.

     o There are no required cash payments to the B warrant holders that are intended to provide the B warrant holders with a full return of the amount due.

     o The B warrants do not require net-cash settlement under any circumstances.

     o There are no provisions in the B warrants that indicate the B warrant holders have rights that rank higher than those of ordinary shareholders.

     o There is no requirement concerning the B warrants to post collateral at any point or for any reason.

EXPENDITURE
-----------

30 UNDERWRITING EXPENDITURE, PAGE F-86
--------------------------------------

14. PLEASE EXPLAIN TO US WHY YOU BELIEVE YOUR PRESENTATION OF REINSURANCE AND RETROCESSION PREMIUMS AND REINSURANCE RECOVERIES AS UNDERWRITING EXPENDITURE IS APPROPRIATE UNDER PARAGRAPH 14.D. OF IFRS 4.

R: Paragraph 14(d)(ii) of IFRS 4 prohibits the offsetting of income or expense from reinsurance contracts against the expense or income from the related insurance contracts. Under IFRS-EU, the Company has continued its presentation similar to Dutch GAAP, under which reinsurance and retrocession premiums and reinsurance recoveries are classified as underwriting expense. The Company has evaluated this presentation under paragraph 14(d)(ii) of IFRS 4 as follows:

o Insurance premiums are presented under "Premium income" whereas related reinsurance premiums are presented under "Underwriting expenditure".

o Gross benefits/claims and reinsurance recoveries are presented separately in the Notes to the Financial Statements under "Underwriting expenditure". The Company did consider presenting reinsurance recoveries separately under Income, but has concluded that the amount involved (3.4% of "Total Income" and 4.8% of "Underwriting expenditure") is not material for this purpose, and accordingly, does not warrant a separate presentation. The Company undertakes to present reinsurance recoveries separately on the face of the income statement in future filings.

2.4.1 VALUATION AND INCOME RECOGNITION DIFFERENCES BETWEEN IFRS-EU AND US GAAP
------------------------------------------------------------------------------

DEFERRED ACQUISITION COSTS (2005 AND 2004), PAGE F-134
------------------------------------------------------

15. PLEASE CLARIFY FOR US IN DISCLOSURE-TYPE FORMAT THE "DIFFERENCES IN UNDERLYING ACCOUNTING PRINCIPLES" TO WHICH YOU REFER THAT COULD CAUSE DIFFERENT AMOUNTS TO BE RECORDED FOR YOUR DEFERRED ACQUISITION COSTS UNDER US GAAP VERSUS IFRS-EU.

R: For certain insurance contracts, the Company capitalizes DAC and amortizes DAC over the lives of the contracts in relation to the emergence of estimated gross profits (both under IFRS-EU and under US GAAP). The estimated gross profits that are used in determining the amortization of DAC on these contracts on an IFRS-EU basis differ from the estimated gross profits used in US GAAP as a result of the differences between IFRS-EU and US GAAP as described in section 2.4.1 starting on page F-132 of the 2005 Form 20-F. This difference in estimated gross profits results in a difference in the cumulative and yearly amortization of DAC. As a result, both the year-end balance and the annual amortization of DAC on these contracts differ between IFRS-EU and US GAAP.

     In future filings, in order to improve the disclosure, the Company undertakes to include, when relevant, appropriate disclosure if differences in underlying accounting principles between US GAAP and IFRS-EU cause different amounts to be recorded for DAC under such accounting principles.

PROVISION FOR INSURANCE LIABILITIES (2005 AND 2004), PAGE F-135
---------------------------------------------------------------

16. PLEASE CLARIFY FOR US IN DISCLOSURE-TYPE FORMAT THE DIFFERENCES BETWEEN US GAAP AND IFRS-EU REGARDING THE TREATMENT OF INITIAL EXPENSES AND THE ASSUMPTIONS WHICH ARE MADE IN CALCULATING THE PROVISIONS WITH REGARD TO THE YIELD ON THE INVESTMENTS.

R: The reconciling item in shareholders' equity between IFRS-EU and US GAAP for the provision for insurance liabilities is EUR 277 million for the year ended December 31, 2005. This reconciling item consists of two components. On the one hand there are adjustments as a result of reserve strengthening (EUR 516 million) which is recognized as an additional provision under IFRS-EU, as described on page F-135 of the 2005 Form 20-F. On the other hand, there is an offset of EUR 239 million resulting from differences regarding the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on investments.

     The specific difference between IFRS-EU and US GAAP varies by country, due to the accounting policies applied under IFRS-EU, as is permitted by IFRS 4 paragraph 25(c). The most significant differences between IFRS-EU as applied by the Company and US GAAP in the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on investments are as follows:

o Some business units use a statutory interest rate in calculating the insurance provision under IFRS-EU, whereas under US GAAP a best estimate investment yield less a provision for adverse deviation is used.

o Some business units defer a lower or higher amount of expenses to future periods under IFRS-EU compared to US GAAP. This difference also produces a partially offsetting reconciling item for DAC.

LOAN LOSS PROVISIONING (2005), PAGE F-136
-----------------------------------------

17. WE NOTE YOUR DISCLOSURE ON PAGE F-136 THAT DUE TO THE ALIGNMENT OF US GAAP REPORTING WITH THE CHANGE IN ESTIMATION PROCESS ON THE ADOPTION OF IFRS-EU IN 2005 YOU RELEASED EUR 623 MILLION OF THE LOAN LOSS PROVISION THROUGH 2005 US GAAP PROFIT. WE ALSO NOTE THAT HISTORICALLY IT DOES NOT APPEAR THAT YOU RECOGNIZED A DUTCH GAAP TO US GAAP DIFFERENCE FOR THE LOAN LOSS PROVISIONS. WE THEREFORE HAVE INFERRED FROM YOUR DISCLOSURES THAT YOU BELIEVE, WITH REGARD TO ACCOUNTING FOR LOAN LOSS PROVISION, THAT DUTCH ACCOUNTING PRINCIPLES AND US GAAP ARE EQUIVALENT AND THAT IFRS-EU AND US GAAP ARE EQUIVALENT, BUT THAT DUTCH ACCOUNTING PRINCIPLES AND IFRS-EU ACCOUNTING PRINCIPLES ARE NOT EQUIVALENT. PLEASE TELL US HOW YOU DETERMINED THAT US GAAP IS CONSISTENT WITH BOTH DUTCH ACCOUNTING PRINCIPLES AND IFRS-EU, BUT THAT THESE TWO BASES ARE NOT EQUIVALENT.

R: The Company confirms that it had not historically recognized a difference between Dutch GAAP and US GAAP for loan loss provisions. In prior years, the Company concluded that its Dutch GAAP loan loss methodology was an appropriate basis for its US GAAP reporting. Dutch GAAP includes loan loss provisions for individual loans, certain homogenous groups of small personal and corporate loans, and explicitly includes certain prudential elements in establishing loan loss provisions. The Company believes that such elements are not inconsistent with US GAAP which also acknowledges the appropriateness of a loan loss methodology that is "prudent, conservative but not excessive" and reflects a "margin for imprecision" to cover losses inherent in the loan portfolio. In addition, as part of the monitoring procedures undertaken to reach and maintain the conclusion that there is no reconciling difference for loan loss provisions between Dutch GAAP and US GAAP, the Company performed periodic assessments to evaluate whether the balance of, and movements in, these elements of the provision which were required under Dutch GAAP continued to be appropriate under US GAAP.

     On adoption of IFRS-EU in 2005, the Company refined its loan loss provisioning methodology to reflect the prescriptive nature of the IAS 39 incurred loss model. The refinements in the loan loss methodology were facilitated by the emergence of more advanced and precise credit risk management techniques, reflecting improvements in the Company's credit risk management capability and developments in regulatory requirements such as Basel II. The improvements that were implemented in the Company's loan loss methodology on the adoption of IFRS-EU were anticipated in 2004 and disclosed in detail on page 67 of the 2004 Form 20-F, as follows:

     o "Portfolio based provisions on individually less significant exposures (e.g. mortgages and consumer loans) are subject to a revised methodology under IFRS. The use of a "loss confirmation period" is explicitly applied when measuring portfolio based provisions under IFRS and the meaning of "observable data" and "current events" are interpreted very narrowly in the context of an incurred loss model. As a consequence the implicit "loss confirmation period" under ING GAAP is in effect shortened.

     o The application of the IFRS methodology will significantly reduce the amount of the unallocated provision for loan losses that we provide to adequately capture various subjective and judgmental aspects of credit risk assessment that are not considered on an individual basis. Considerable judgment is exercised in determining the extent of the unallocated provision, which is based on management's evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit and geographical concentration trends."

     The effect of the enhancements and increased precision was a reduction in provisions of EUR 623 million, representing 0.2% of the Company's loan portfolio at January 1, 2005. This release mainly reflects a release of the prudential elements that were included in the Dutch GAAP loan loss provisions which are not recorded under IFRS-EU.

     The Company believes that the enhancements that increased the precision of the Company's loan loss provisioning methodology are neither in conflict with, or specific requirements of US GAAP. Consequently, the Company believes that both the previous Dutch GAAP methodology and the IFRS-EU methodology are acceptable within the US GAAP framework (albeit moving the total loan loss provision from the higher end to the lower end of an acceptable loan loss reserve range within the US GAAP framework) and, therefore, the Company does not recognize a reconciling difference between IFRS-EU and US GAAP in this respect. As a result, the amount of the reduction in loan loss provision described above was also treated as a release in the Company's US GAAP reconciliation

18. AS A RELATED MATTER, YOU DISCLOSED THAT UNDER IFRS-EU, LOAN LOSS PROVISIONS ARE DETERMINED UNDER A REVISED METHODOLOGY BASED ON A "NARROWER INTERPRETATION" OF AN INCURRED LOSS MODEL. YOUR DISCLOSURE INDICATES THAT YOU ALIGNED YOUR US GAAP REPORTING WITH THE CHANGE IN ESTIMATION PROCESS ON ADOPTION OF IFRS-EU, PRESUMABLY SINCE YOU VIEWED THE PRINCIPLES OF IFRS-EU AND US GAAP ON THIS ISSUE AS THE SAME. YOU THEREFORE CONCLUDED IT WAS APPROPRIATE TO RECORD THE RESULTING CHANGE ARISING FROM YOUR CHANGE IN ESTIMATION PROCESS UNDER IFRS-EU AS A CHANGE IN ESTIMATE FOR US GAAP PURPOSES. PLEASE TELL US HOW YOU CONCLUDED THAT YOU DID NOT HAVE AN ERROR IN THE PRIOR APPLICATION OF US GAAP. IN THIS REGARD, WE NOTE THE PRINCIPAL REASON GIVEN FOR YOUR CHANGE IN ESTIMATION PROCESS IS THAT YOU HAVE TAKEN A MORE "NARROW INTERPRETATION" OF THE INCURRED LOSS MODEL, WHICH HAS REDUCED THE AMOUNT OF THE UNALLOCATED PROVISION FOR LOAN LOSSES THAT YOU PROVIDED FOR IN PRIOR YEARS. WE NOTE THAT SAB 102 ISSUED IN JULY 2001 HAS VERY CLEAR AND EXPLICIT GUIDANCE ABOUT THE DEVELOPMENT OF A SYSTEMATIC METHODOLOGY FOR DETERMINING THE LOAN LOSS ALLOWANCE. FURTHERMORE, OTHER PLACES IN US GAAP ALSO PROVIDE FURTHER GUIDANCE REGARDING THE DEVELOPMENT OF AN APPROPRIATE METHODOLOGY FOR DETERMINING THE LOAN LOSS ALLOWANCE, INCLUDING THE AICPA AUDIT AND ACCOUNTING GUIDE, DEPOSITORY AND LENDING INSTITUTIONS, AND EITF D-80. TELL US WHY THE ADDITIONAL ENHANCEMENTS YOU MADE TO YOUR PROCESS WERE NOT REQUIRED TO HAVE BEEN PART OF YOUR HISTORICAL US METHODOLOGY FOR THE LOAN LOSS ALLOWANCE.

R: Related to the response on Comment 17 above, the Company has concluded that it did not have an error in its prior application of US GAAP since the release of provisions on transition to IFRS-EU relates to specific elements of the enhanced methodology that the Company believes that, while not mandated under US GAAP, are allowable under US GAAP. The Company also believes that the change was not an error as defined in APB Opinion 20, "Accounting Changes", which defines an error as a "result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared". Moreover, the Company believes this was a change in an accounting estimation process under US GAAP that is effected by the change in accounting principles from Dutch GAAP to IFRS. In accordance with APB Opinion 20, this type of accounting change was reported as a change in estimate.

         The Company believes that the requirement to apply the concept of a loss confirmation period and to adopt a very narrow interpretation of "observable data" and "current events" in the context of an incurred loss model are not specific requirements of US GAAP but are allowable under US GAAP. Furthermore, the Company believes that guidance within US GAAP acknowledges the subjective nature of loan loss provisioning, that there is no one systematic methodology for determining loan loss provisions, improvement in methodologies over time, and that application of different methodologies can give rise to estimates of losses that fall within an acceptable range. SAB 102, the AICPA Audit and Accounting Guide, Depository and Lending Institutions and EITF D-80 acknowledge that loan impairment provisioning is based on an inherently complex calculation, involving a significant degree of management judgment in the use of assumptions and requires management to determine its best estimate. Furthermore, the Company notes that the Staff stated in SAB 102 that it "believes it is appropriate for an entity's management to review, on a periodic basis, its methodology for determining its allowance for loan losses" (SAB 102, text accompanying footnote 16).

2.4.7 CONDENSED CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH US GAAP,
PAGE F-140
----------------------------------------------------------------------

19. YOU SEPARATELY DISCLOSE ON THE FACE OF THE CONDENSED BALANCE SHEET OF ING GROUP UNDER US GAAP SEPARATE ACCOUNT ASSETS BUT DO NOT SEPARATELY REPORT THE CORRESPONDING LIABILITIES. PLEASE TELL US WHY YOU BELIEVE THIS DISCLOSURE IS IN ACCORDANCE WITH PARAGRAPH 10 OF STATEMENT OF POSITION 03-1.

R: Paragraph 10 of statement of Position 03-1 requires that "Separate account assets and liabilities should be included in the financial statements of the insurance enterprise that owns the assets and is contractually obligated to pay the liabilities". The Company has included both separate account assets and liabilities in its condensed consolidated balance sheet in accordance with US GAAP. The Company notes however that it presents a condensed consolidated balance sheet under US GAAP. In condensing its US GAAP balance sheet, the Company has included separate account liabilities under the line item "Future policy benefits, claims reserves, other policyholder funds and unearned premiums". The Company undertakes to present separate account liabilities as a separate line item in future filings.

                                      * * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

                                            Very truly yours,


                                            /s/ Hans van Barneveld
                                            Hans van Barneveld
                                            General Manager Corporate Control
                                            & Finance
                                            ING Groep N.V.



cc: Paul Dudek
    Dana Hartz
    Joseph Roesler
    (Securities and Exchange Commission)

    Cees Maas
    John Hele
    Koen de Waardt
    Harm van de Meerendonk
    Jos Koster
    Marga van Dijk
    Edwin van Dixhoorn
    (ING Groep N.V.)

    Jan Nooitgedagt
    (Ernst & Young LLP)

    William D. Torchiana
    Joram M. Lietaert Peerbolte
    (Sullivan & Cromwell LLP)

APPENDIX A

Insurance provisions, deferred acquisition costs and value of business acquired The establishment of insurance provisions, DAC and VOBA is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. Specifically, significant assumptions related to these items that could have a material impact on financial results include interest rates, mortality, morbidity, property and casualty claims, investment yields on equity and real estate, foreign currency exchange rates and reserve adequacy assumptions.

The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.

In addition, the adequacy of provision for life policies, net of DAC and VOBA, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, mortality and morbidity trends. The use of different assumptions in this test could lead to a different outcome.

Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependent upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, and mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense.

See pages [o] in the Notes to the financial statements for a sensitivity analysis of net profit and shareholders' equity to insurance risks, interest rate, equity, foreign currency and real estate

[THE CROSS REFERENCE WILL REFER TO THE FOLLOWING DISCLOSURE IN THE FINANCIAL
STATEMENTS:

Sensitivity of net profit and shareholders' equity to insurance risks, interest rate, equity, foreign currency and real estate is as follows:

INSURANCE RISKS SENSITIVITY

                                        Effect on ING Insurance                            Effect on ING Insurance
                                                2006 net profit                          2006 shareholders' equity

                                Before risk          After risk         Before risk
                                mitigation           mitigation         mitigation           After risk mitigation
-----------------------------   ----------------------------------------------------------------------------------
Mortality     +10%
              -10%

Morbidity     +10%
              -10%

P&C           +10%
              -10%

INTEREST-RATE SENSITIVITY
                                                                    Effect on                   Effect on
                                                                ING Insurance               ING Insurance
                                                                         2006                        2006
                                                                   net profit        shareholders' equity
------------------------------------------------------   ------------------------------------------------
Increase interest rates by 1%
Decrease interest rates by 1%

EQUITY SENSITIVITY
                                                                    Effect on                   Effect on
                                                                ING Insurance               ING Insurance
                                                                         2006                        2006
                                                                   net profit        shareholders' equity
------------------------------------------------------   ------------------------------------------------
Increase of equity by 10%
Decrease of equity by 10%

FOREIGN CURRENCY SENSITIVITY
                                                                    Effect on                   Effect on
                                                                ING Insurance               ING Insurance
                                                                         2006                        2006
                                                                   net profit        shareholders' equity
------------------------------------------------------   ------------------------------------------------
10% Increase of Euro versus all other currencies
10% Decrease of Euro versus all other currencies

REAL ESTATE SENSITIVITY
                                                                    Effect on                   Effect on
                                                                ING Insurance               ING Insurance
                                                                         2006                        2006
                                                                   net profit        shareholders' equity
------------------------------------------------------   ------------------------------------------------
Increase of real estate of 10%
Decrease of real estate of 10%


[END OF CROSS REFERENCE.]

Provision for loan losses
Loan loss provisions are recognised based on an incurred loss model. Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) and is based on the management's evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry and geographical concentration trends. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time.

The identification of impairment and the determination of the recoverable amount is an inherently uncertain process involving various assumptions and factors including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices.

Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Current observable data may include changes in unemployment rates, property prices and commodity prices. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair value of financial assets and liabilities
Fair values of financial assets and liabilities are determined using quoted market prices. Market prices are obtained from traders, brokers and independent market vendors. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated. Furthermore, additional fair value adjustments may be necessary for liquidity or outdated data because transactions in a particular financial instrument do not take place on a regular basis.

For certain financial assets and liabilities, including OTC derivative instruments, no quoted market prices are available. For these financial assets and liabilities fair value is determined using valuation techniques. These valuation techniques consider, among other factors, contractual and market prices, correlations, time value of money, credit, yield curve volatility factors, and/or prepayment rates of the underlying positions. All valuation techniques used are approved by management. In addition, data used in these valuation techniques are validated on a daily basis.

Models are subjective in nature and significant judgement is involved in establishing fair values for financial assets and liabilities. Models involve various assumptions regarding the underlying price, yield curve, correlations and many other factors. The use of different valuation techniques and assumptions could produce materially different estimates of fair value.

Price testing is done to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the profit and loss account. Price testing is performed to minimise the potential risks for economic losses due to materially incorrect or misused models, which applies to both exchange traded positions as well as OTC positions.

See pages [o] in the Notes to the financial statements for the basis of the determination of the fair values of the financial instruments.

[THE CROSS REFERENCE WILL REFER TO THE FOLLOWING DISCLOSURE IN THE FINANCIAL
STATEMENTS:

The fair values of the financial instruments carried at fair value were determined as follows:

METHODS APPLIED IN DETERMINING FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

                                                                             VALUATION        VALUATION
                                                                             TECHNIQUE    TECHNIQUE NOT
                                                       PUBLISHED PRICE    SUPPORTED BY     SUPPORTED BY
2006                                                        QUOTATIONS   MARKET INPUTS    MARKET INPUTS           TOTAL
---------------------------------------------------   ------------------------------------------------------------------
ASSETS
Trading assets
Investments for risk of policyholders
Non-trading derivatives
Financial assets designated at fair value through
profit and loss
Available-for-sale investments
                                                      ------------------------------------------------------------------

LIABILITIES
Trading liabilities
Non-trading derivatives
Financial liabilities designated at fair value
through profit and loss
Investment contracts (for contracts carried at
fair value)
                                                      ------------------------------------------------------------------

                                                      ------------------------------------------------------------------

Movement included in the profit and loss


[END OF CROSS REFERENCE]

Employee benefits
Group companies operate various defined benefit retirement plans covering a significant number of their domestic and international employees.

The liability recognised in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains and losses and unrecognised past service costs.

The determination of the defined benefit plan liability is based on internal and external actuarial models and calculations. The defined benefit obligation is calculated using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, health care costs trend rates, consumer price index, and the expected return on plan assets. The assumptions are based on available market data and the historical performance of plan assets, and are updated annually.

The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognised in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets and the excess is then amortised over the employees' expected average remaining working lives.

See pages [o] in the Notes to the financial statements for the weighted averages of basic actuarial assumptions in connection pension and other post-retirement benefits.

[THE CROSS REFERENCE WILL REFER TO THE FOLLOWING DISCLOSURE IN THE FINANCIAL
STATEMENTS:

WEIGHTED AVERAGES OF BASIC ACTURIAL ASSUMPTIONS IN ANNUAL % AT 31 DECEMBER
                                                                                  Post-retirement
                                                                              benefits other than
                                                        Pension liabilities              pensions
                                                            2006       2005       2006       2005
---------------------------------------------------   --------------------------------------------
Discount rates
Expected rates of salary increases (excluding
promotion increases)
Medical cost trend rates
Consumer price inflation


The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.

[END OF CROSS REFERENCE]

For all critical accounting policies any reasonably likely change in assumptions is not expected to have a material impact on the Company's liquidity.